United States securities and exchange commission logo





                             January 5, 2024

       David Mann
       President and Chief Executive Officer
       Franklin Templeton Digital Holdings Trust
       One Franklin Parkway
       San Mateo, CA 94403

                                                        Re: Franklin Templeton
Digital Holdings Trust
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed December 29,
2023
                                                            File No. 333-274474

       Dear David Mann:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

       Amendment No. 2 to Registration Statement on Form S-1

       General

   1. Please revise to disclose the material terms of each of your agreements with your service providers, including
disclosure regarding the term and termination provisions of each.
   2. Refer to comment 2 of our letter dated September 29, 2023. We note that your registration statement includes a
number of blanks or bracketed information, including, for example, the amount of the
Sponsor Fee. Please revise to include this information in your next amendment. In addition,
please refer to comment 1 of our letter dated December 12, 2023 and, to the extent you
intend to use a fact sheet, please provide us with a copy for our review. Please also
update your Table of Contents.
 David Mann
FirstName  LastNameDavid   Mann
Franklin Templeton Digital Holdings Trust
Comapany
January    NameFranklin Templeton Digital Holdings Trust
        5, 2024
January
Page 2 5, 2024 Page 2
FirstName LastName
Key Service Providers - The Sponsor, Trustee, Custodian, Administrator and Marketing Agent, page 7

3. Refer to your response to comment 4. We note your disclosure on page 7 of the prospectus that the Fund may incur certain other non-recurring expenses that are not assumed by the Sponsor, including "Bitcoin network fees and similar transaction fees" and your response that "Bitcoin network fees and similar transaction fees incurred in connection with the creation and redemption process will be borne by authorized participants (and not the Fund)." Please revise your disclosure on page 7 of the prospectus so that it is consistent with your response.
Prospectus Summary, page 7

4. We note your revised disclosure that "[s]ubject to the Cboe BZX Exchange, Inc. receiving the necessary regulatory approval to permit the Fund to create and redeem Shares in-kind
         for bitcoin (the    In-Kind Regulatory Approval   ), these transaction
may also take place in
         exchange for bitcoin." We have the following comments:
             Please revise your cover page and throughout to clarify that the timing of In-Kind
              Regulatory Approval is unknown and that there is no guarantee that the Exchange will receive In-Kind Regulatory Approval.
             Please revise to clarify throughout how you will inform shareholders if the Exchange receives In-Kind Regulatory Approval and if the Sponsor chooses to allow in-kind creations and redemptions.
             Please revise throughout to remove any detailed discussion of in-kind creations and redemptions. In this regard, we note that the Fund initially only will support in-cash creations and redemptions and it is not known at this time how In-Kind Regulatory
              Approval may impact the structure/mechanics of permissible in-kind creations and redemptions.
             Please confirm your understanding, consistent with the undertaking required by Item
              512(a)(1)(iii) of Regulation S-K, that you will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information.
The Fund's Objective, page 8

5. Refer to your response to comment 5. Please revise to disclose whether and to what extent the Fund, Sponsor, Prime Broker, or any other entity is permitted to loan, pledge or re-hypothecate any of the Fund's assets. In this regard, we note your revised disclosure on page 9 that the "Bitcoin Custodian may not loan, pledge or hypothecate or re-hypothecate
         Fund assets."
 David Mann
FirstName  LastNameDavid   Mann
Franklin Templeton Digital Holdings Trust
Comapany
January    NameFranklin Templeton Digital Holdings Trust
        5, 2024
January
Page 3 5, 2024 Page 3
FirstName LastName
Backed by bitcoin held by the Bitcoin Custodian on behalf of the Fund, page 9

6. Refer to your response to comment 9. Please revise your disclosure on page 9 to quantify the portion of the Fund's bitcoin holdings and cash holdings that may be held with the
         Prime Broker in the Trading Balance or describe the Fund's policy as to the amount that will be held with the Prime Broker, if any, after the end-of-day sweep process. If the company does not have such a policy, please disclose. In this regard, we note your disclosure on page 39 that "[e]ven though bitcoin is only moved into the Trading Balance in connection with and to the extent of purchases and sales of bitcoin by the Fund and
         such bitcoin is swept from the Fund   s Trading Balance to the Fund
s Vault Balance daily
         pursuant to a regular end-of-day sweep process, there are no policies that would limit the amount of bitcoin that can be held temporarily in the Trading Balance maintained by the
         Prime Broker."
Summary of the Risk Factors, page 9

7. Refer to your response to comment 7. Please revise here to briefly address the risk that your timing in reaching the market and your fee structure relative to other bitcoin ETPs could have a detrimental effect on the scale and sustainability of your products.
The Offering
Forks, page 16

8. We note your disclosure on page 15 regarding the sale of Incidental Rights and IR Virtual
         Currency by the Fund for the payment of Fund expenses and your disclosure here and
         throughout regarding the Sponsor   s evaluation of whether to take
possession or otherwise
         establish dominion and control over Incidental Rights or IR Virtual Currency. Please revise this section and throughout the prospectus to clarify, if true, that with respect to any fork, airdrop or similar event, the Sponsor will cause the Fund to irrevocably abandon the
         Incidental Rights or IR Virtual Currency and in the event the Fund seeks to change this position, an application would need to be filed with the SEC by your listing exchange seeking approval to amend its listing rules. In addition, we note your disclosure on page
         15 that the Fund "does not intend to hold assets other than bitcoin and cash." Please also revise to clarify, if true, that the only crypto asset to be held by the Fund will be bitcoin.
Business of the Fund
Net Asset Value, page 65

9. Refer to your responses to comment 7 in our September 29, 2023 letter and related subsequent comments. We note your revised disclosure that the Fund will only allow cash redemptions, and observe that this change may have an impact on your fair value accounting policy, including principal market determination under ASC Topic 820.
         Please confirm your understanding that our decision not to issue additional comments should not be interpreted to mean that we either agree or disagree with your responses and your current fair value accounting policy. Please also confirm your understanding that we
 David Mann
FirstName  LastNameDavid   Mann
Franklin Templeton Digital Holdings Trust
Comapany
January    NameFranklin Templeton Digital Holdings Trust
        5, 2024
January
Page 4 5, 2024 Page 4
FirstName LastName
         may comment further on this matter in future filing reviews once the Fund is operational.
10. Refer to your response to comment 19. Please revise to disclose whether the Sponsor has any agreements with any third-parties for use of their valuation methods, and disclose whether the Sponsor has a license to use a Secondary Index. If so, please identify the third-parties and the Secondary Index, and describe how the value of bitcoin is calculated by the valuation methods of such third-parties and the Secondary
Index.
Valuation of Bitcoin: The CF Benchmarks Index, page 67

11. Refer to your response to comment 23. Please revise to disclose how the Fund will notify
         Shareholders of material changes made to the methodology of the CF Benchmarks Index.
Fund Expenses, page 72

12. Refer to your response to comment 33. Please revise to clarify whether the Fund or the
         Sponsor pays for the transaction costs related to the sale of bitcoin to cover the Sponsor's
         Fee and the fund expenses or liabilities not assumed by the Sponsor. Description of the Shares and the Trust, page 74

13. Refer to your response to comment 34. Please revise to disclose how and when you will notify Shareholders that the Sponsor has amended the Declaration of Trust. In addition, we note your disclosure on page 75 that "[t]he federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, or the rules and regulations promulgated thereunder." Please revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We also note your disclosure on page 101 that
         "the forum selection provisions do not apply to suits brought to enforce a duty or liability created by the Exchange Act" is inconsistent with the provision in the Agreement and
         Declaration of Trust. Please revise for consistency. Further, please revise your disclosure on page 76 to describe how the ability to bring a derivative action is restricted.
Intraday Indicative Value, page 74

14. Refer to your response to comment 20. Please revise to disclose where the Fund intends to publish the IIV.
Creations and Redemptions, page 76

15. We note your revised disclosure on pages 76 and 77 that "[t]he Fund will conduct its bitcoin purchase and sale transaction by, in its sole discretion, choosing to trade directly
         with third parties (each, a    Bitcoin Trading Counterparty   ), who
are not registered broker-
         dealers pursuant to written agreements between such Bitcoin Trading Counterparties and
 David Mann
Franklin Templeton Digital Holdings Trust
January 5, 2024
Page 5
         the Fund, or choosing to trade through the Prime Broker acting in an agency capacity with third parties through its Coinbase Prime service pursuant to the Prime Broker
         Agreement." Please revise to identify the Bitcoin Trading Counterparties and describe the material terms of agreements that you have with each.
Suspension of Redemption Orders, page 80

16. Refer to your response to comment 32. Please expand this subsection or add a separate subsection that describes the suspension of creations. Please revise to disclose how you will notify Shareholders if the Fund has suspended creations and redemptions.
The Sponsor
Key Personnel of the Sponsor, page 84

17. Refer to your response to comment 27. Please revise your disclosure on page 85 to include the information required by Item 401 of Regulation S-K.
The Custodians, page 87

18. Refer to your response to comment 37. Please revise here to disclose the percentage of private keys held in cold storage, the limit on the amount of bitcoin that may be held in each cold storage wallet, the percentage of the Fund's bitcoin that is held in the Cold Vault
         Balance and whether the insurance provider or another third-party will be responsible for verifying the existence of the bitcoin. In addition, please disclose the instructions the
         Sponsor has provided to the Bitcoin Custodian regarding airdrops or forks.
Trade Credit Lender, page 93

19. Please revise to disclose material terms of the Post-Trade Financing Agreement to disclose the maximum amount of Trades Credits it permits to be outstanding at any one time, the term of the agreement and the termination provisions of the agreement. In addition, please revise the prospectus summary to identify the Trade Credit Lender. Also, to the extent the execution price of the bitcoin acquired exceeds the cash deposit amount, disclose who bears the responsibility for this difference. Further, for creation and redemption transactions, please revise to clarify whether or not the interest payable on
         Trade Credits utilized under the Trade Financing Agreement are included in the execution price and therefore the responsibility of the Authorized Participants. If they are the responsibility of the Fund, please revise your risk factor disclosure accordingly to explain the impact such interest payments will have on the net assets of the Fund over time.
U.S. Federal
FirstName    Tax Consequences,
           LastNameDavid     Mannpage 94
Comapany
20.        NameFranklin
       Please              Templeton
              revise the disclosure    Digital
                                    in this     Holdings
                                            section       Trust that it is the
opinion of Stradley
                                                    to disclose
JanuaryRonon  Stevens
        5, 2024 Page 5& Young, LLP.
FirstName LastName
 David Mann
FirstName  LastNameDavid   Mann
Franklin Templeton Digital Holdings Trust
Comapany
January    NameFranklin Templeton Digital Holdings Trust
        5, 2024
January
Page 6 5, 2024 Page 6
FirstName LastName
Seed Capital Investor, page 99

21. Refer to response to comment 42. Please revise to disclose here that the costs incurred in connection with the Seed Creation Units were paid by the purchaser and not by the Fund.
         In addition, please describe how the proceeds from the sale of the Seed Creation Baskets will be converted to bitcoin.
       Please contact David Irving at 202-551-3321 or Robert Telewicz at 202-551-3438 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at 202-551-3758 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:      Miranda L. Sturgis